                                                                    EXHIBIT 12.1
                                                                    ------------
                          Central Maine Power Company
                         ----------------------------
             Consolidated Computation of Earnings to Fixed Charges
                            (Dollars in Thousands)

                                                For Twelve Months Ending
                               ------------------------------------------------------------
                               Sept. 30,  Dec. 31,  Dec. 31,   Dec. 31,  Dec. 31,  Dec. 31,
                                 1994       1993      1992       1991      1990      1989
                               --------   --------  --------   --------  --------  --------
Earnings:
 Net income                    $ 53,272   $ 61,302  $ 63,583   $ 59,134  $ 48,795  $ 48,574
 Federal and state income
  taxes                          31,144     22,589    18,435     21,731     5,700    16,785
 Fixed charges                   48,450     48,944    55,998     58,081    55,076    51,230
                               --------   --------  --------   --------  --------  --------
   Registrant's Subtotal        132,866    132,835   138,016    138,946   109,571   116,589

Majority-owned companies:
 Minority interest in
  income                             23         23        23         23        23        23
 Federal and state income
  taxes                           1,088        874     1,290        404     1,238     1,147
 Fixed charges                        1          1         1          1         2         4
Less-Undistributed income
 of less-than-50%-owned
 subsidiaries                        85        206       (59)        93        86       165
                               --------   --------  --------   --------  --------  --------
   Total                       $133,893   $133,527  $139,389   $139,281  $110,748  $117,598
                               ========   ========  ========   ========  ========  ========
Fixed Charges:
 Interest on long-term
  debt                         $ 40,093   $ 39,321  $ 44,275   $ 45,888  $ 46,645  $ 43,121
 Amortization of debt
  discount and expense,
  less premium                      879        607       522        435       537       439
 Interest on short-term
  debt and other interest         5,226      6,784     8,844      9,136     5,740     5,440
 Interest component of
  rental charges (Note A)         2,252      2,232     2,357      2,622     2,154     2,230
                               --------   --------  --------   --------  --------  --------
   Registrant's Subtotal         48,450     48,944    55,998     58,081    55,076    51,230
 Fixed charges of
  majority-owned companies            1          1         1          1         2         4
                               --------   --------  --------   --------  --------  --------
                               $ 48,451   $ 48,945  $ 55,999   $ 58,082  $ 55,078  $ 51,234
                               ========   ========  ========   ========  ========  ========
Ratio of Earnings to Fixed
 Charges                            2.8        2.7       2.5        2.4       2.0       2.3
                               ========   ========  ========   ========  ========  ========

Note A: The interest component of rental charges includes the estimated interest component of certain lease rentals and one-third of all other rentals.